SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CommonWealth REIT

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

203233101

(CUSIP Number)

Keith Meister

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Richard O’Toole

Related Fund Management, LLC

60 Columbus Circle

New York, New York 10023

(212) 421-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203233101

1	Names of Reporting Persons CORVEX MANAGEMENT LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,175,001*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,175,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,175,001*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.75%**
14	Type of Reporting Person (See Instructions) PN; IA

*	Includes 4,087,501 common shares of beneficial interest of the Issuer held by the Related Persons (as defined in this Schedule 13D) (the “Related Shares”). Each of the Corvex Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Related Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 83,804,068 shares of beneficial interest outstanding as of February 21, 2013, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

CUSIP No. 203233101

1	Names of Reporting Persons KEITH MEISTER
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,175,001*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,175,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,175,001*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.75%**
14	Type of Reporting Person (See Instructions) IN

*	Includes 4,087,501 common shares of beneficial interest of the Issuer held by the Related Persons (as defined in this Schedule 13D). Each of the Corvex Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Related Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 83,804,068 shares of beneficial interest outstanding as of February 21, 2013, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

CUSIP No. 203233101

1	Names of Reporting Persons RELATED FUND MANAGEMENT, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,175,001*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,175,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,175,001*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.75%**
14	Type of Reporting Person (See Instructions) IA

*	Includes 4,087,500 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) (the “Corvex Shares”). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 83,804,068 shares of beneficial interest outstanding as of February 21, 2013, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

CUSIP No. 203233101

1	Names of Reporting Persons RELATED REAL ESTATE RECOVERY FUND GP-A, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,175,001*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,175,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,175,001*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.75%**
14	Type of Reporting Person (See Instructions) OO

*	Includes 4,087,500 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 83,804,068 shares of beneficial interest outstanding as of February 21, 2013, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

CUSIP No. 203233101

1	Names of Reporting Persons RELATED REAL ESTATE RECOVERY FUND GP, LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,175,001*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,175,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,175,001*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.75%**
14	Type of Reporting Person (See Instructions) PN

*	Includes 4,087,500 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 83,804,068 shares of beneficial interest outstanding as of February 21, 2013, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

CUSIP No. 203233101

1	Names of Reporting Persons RELATED REAL ESTATE RECOVERY FUND, LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,175,001*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,175,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,175,001*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.75%**
14	Type of Reporting Person (See Instructions) PN

*	Includes 4,087,500 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 83,804,068 shares of beneficial interest outstanding as of February 21, 2013, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the common shares of beneficial interest, par value $0.01 per share (the “Shares”), of CommonWealth REIT, a Maryland real investment trust (the “Issuer” or “CommonWealth”) and amends the Schedule 13D filed on February 26, 2013, as amended by Amendment No. 1 thereto, filed with the SEC on February 27, 2013, and Amendment No. 2 thereto, filed with the SEC on March 4, 2013 (the “Original Schedule 13D” and, together with this Amendment No. 3, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 3 is being filed by (i) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister and (ii) Related Fund Management, LLC, a Delaware limited liability company (“Related”), Related Real Estate Recovery Fund GP-A, LLC, a Delaware limited liability company, Related Real Estate Recovery Fund GP, L.P., a Delaware limited partnership, and Related Real Estate Recovery Fund, L.P., a Delaware limited partnership.

This Amendment No. 3 is being filed to amend Item 4 of the Schedule 13D as follows:

Item 4	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

As previously disclosed, on March 1, 2013 Corvex and Related filed a Complaint (No. 1:13-cv-10475) in the United States District Court of Massachusetts naming CommonWealth, Barry M. Portnoy, Adam D. Portnoy, Joseph L. Morea, William A. Lamkin and Frederick N. Zeytoonjian as defendants. The Complaint asked the Court to declare the defendants in violation of anti-fraud provisions of the Securities Exchange Act of 1934 and to enjoin the closing of CommonWealth’s equity offering. As part of their Complaint, Corvex and Related asked that the Court grant a temporary restraining order to prevent completion of the equity offering. On March 4, 2013, the Court held a hearing on the request for a temporary restraining order and related matters. At the hearing, Corvex and Related affirmed their desire to seek to replace all of the members of CommonWealth’s Board of Trustees. Later that day, the Court issued a ruling denying the request for a temporary restraining order. The Court has not yet reached a final decision on aspects of the Complaint beyond the request for the temporary restraining order.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	March 4, 2013	CORVEX MANAGEMENT LP

		By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date:	March 4, 2013	KEITH MEISTER

		By:	/s/ Keith Meister

Date:	March 4, 2013	RELATED FUND MANAGEMENT, LLC

		By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date:	March 4, 2013	RELATED REAL ESTATE RECOVERY FUND GP-A, LLC

		By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date:	March 4, 2013	RELATED REAL ESTATE RECOVERY FUND GP, L.P.

		By:	Related Real Estate Recovery Fund GP-A, LLC, its general partner

		By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date:	March 4, 2013	RELATED REAL ESTATE RECOVERY FUND, L.P.

		By:	Related Real Estate Recovery Fund GP, L.P., its general partner

		By:	Related Real Estate Recovery Fund GP-A, LLC, its general partner

		By:	/s/ Richard O’Toole
Richard O’Toole
Vice President